------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0104
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person

   El Paso Energy Corporation
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   El Paso Energy Building
   1001 Louisiana Street
--------------------------------------------------------------------------------
                                    (Street)

   Houston,             Texas                   77002
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   1/17/00
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

   76-0568816
================================================================================
4. Issuer Name and Ticker or Trading Symbol

   The Coastal Corporation                   (Symbol NYSE: CGP)
================================================================================
5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing

   [ X ]   Form Filed by One Reporting Person
   [   ]   Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================


                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option (contingent       (see       (see            Common Stock, par      31,834,515    $34.14375      (D)
right to buy)            attached)  attached)       value $.33 1/3
(see attached)                                      per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

     This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by El Paso Energy Corporation, a Delaware corporation ("El Paso"). On January 17, 2000, El Paso and The Coastal Corporation, a Delaware corporation ("Coastal") and El Paso Merger Company, a Delaware Corporation ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into Coastal. In connection with the Merger Agreement, El Paso and Coastal entered into a Stock Option Agreement (the "Option Agreement"), dated as of January 17, 2000, under which Coastal granted El Paso an option (the "Option") to purchase up to 31,834,515 shares of common stock, par value $.33 1/3 per share, of Coastal (the "Coastal Shares") subject to certain customary anti-dilution adjustments. El Paso may not exercise the Option until the termination of the Merger Agreement and then only under the circumstances set forth.

     By reason of its execution of the Coastal Option Agreement, El Paso may be deemed to have beneficial ownership of the Coastal Shares subject to the Option and, accordingly, might be deemed to beneficially own 31,834,515 (or approximately 12.99% of the outstanding Coastal Shares based upon the 213,309,958 Coastal Shares outstanding at the close of business on January 14, 2000 as provided in the Merger Agreement). El Paso expressly disclaims any beneficial ownership of Coastal Shares which are purchasable by El Paso upon exercise of the Option, on the grounds that the Option is not presently exerciseable and only becomes exerciseable upon the occurrence of the events referred to above. If the Option were exercised, El Paso would have the sole right to vote and to dispose of the Coastal Shares issued as a result of such exercise.

     Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that El Paso is the beneficial owner of Coastal Shares subject to the Option for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The foregoing summary of the Option Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to El Paso's Schedule 13D filed with respect to Coastal on the date hereof.



 /s/ H. Brent Austin                                            1/26/00
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                           Date
       H. BRENT AUSTIN
       EXECUTIVE VICE PRESIDENT
       AND CHIEF FINANCIAL OFFICER
       EL PASO ENERGY CORPORATION

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.